

June 18, 2010

Via U.S. Mail

Mr. Zhang Hui
Chairman and President
Compass Acquisition Corporation
c/o Law Offices of Daniel H. Luciano
242A West Valley Brook Road
Califon, NJ 07830

      RE: Compass Acquisition Corporation
                Preliminary Information Statement on Schedule 14C
                Filed June 10, 2010
                File No. 000-52347

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Dear Mr. Hui:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Outstanding Issues

1.   Under the Share Exchange Agreement filed with your Form 8-K on June 3, 2010, you intend to consolidate your outstanding ordinary shares on a 3 for 1 basis and increase the number of authorized ordinary shares to 100,000,000. Therefore, it appears you are required to provide all of the information with respect to the transaction and parties involved required by Item 14 of Schedule 14A. Please refer to Item 1 of Schedule 14C and Note A to Schedule 14A, and revise your preliminary information statement accordingly. Note also information may be incorporated by reference only in the manner

and to the extent specifically permitted under the items of Schedule 14A. See Note D of Schedule 14A and Item 14(e) of Schedule 14A.

If you disagree, please provide a detailed analysis as to why you believe you are not required to include in the Schedule 14C all of the information regarding the acquisition set forth in Item 14 of Schedule 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the federal securities laws and applicable rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ajay Koduri, Attorney-Advisor, at (202) 551-3310 or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for
Larry Spirgel
Assistant Director

cc: Via facsimile to (847) 556-1456
        Daniel H. Luciano, Esq.